UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*



Solitron Devices, Inc.
(Name of Issuer)



Common Stock
(Title of Class of Securities)



834256208
(CUSIP Number)


Louis J. Douglass
Wynden Capital Management, LLC
1100 Abernathy Road
500 NorthPark, Suite 550
Atlanta, Georgia 30328
855-504-1376
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)



March 11, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




1.Names of Reporting Persons.
Wynden Capital Management, LLC

2.Check the Appropriate Box if a Member of a Group
(a) ?
(b) ?

3.SEC Use Only
4.Source of Funds
00: Funds of investment advisory clients.
5.Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)?
6.Citizenship or Place of Organization
Atlanta, GA, United States


Number of Shares
Beneficially
Owned by
Each Reporting
Person With:


7.Sole Voting Power

64,744



8.Shared Voting Power

0



9.Sole Dispositive Power

64,744



10.Shared Dispositive Power

0

11.Aggregate Amount Beneficially Owned by Each Reporting Person
64,744
12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
?
13.Percent of Class Represented by Amount in Row (11)
3.2%
14.Type of Reporting Person
IA


This Amendment No. 1 to the Schedule 13D supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the United
States Securities and Exchange Commission (the "SEC"), as amended from time to time (the "Schedule 13D"), relating to the Common Stock (the "Common Stock") of Solitron Devices, Inc., a Delaware corporation (the"Issuer"). Capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a), (b) The following sets forth the aggregate number and percentage of shares of Common Stock of the Issuer to which this Schedule D relates (based on 2,010,168 shares of Common Stock outstanding):

	Voting Authority		Common Stock		% of outstanding

		Sole		  64,744			3.2%
		Shared		           0			0.0%
		None		           0 			0.0%

       Dispositive Authority 	Common Stock		% of outstanding

		Sole		  64,744			3.2%
		Shared		           0			0.0%
		None 		           0			0.0%



The Reporting Person disclaims beneficial ownership of all shares referenced in this filing.
(d) To the best knowledge of the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The powers of disposition and voting with respect to the Common Stock owned by clients of Wynden are established in written advisory agreements between clients and Wynden. These contracts are entered into in the ordinary course of business and these agreements make no special provisions related to the disposition or voting of the Common Stock.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by ss.240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

3/11/21
Date

/s/ Louis J Douglass
_______________________
Signature

Louis J Douglass / Compliance
_______________________
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.